Exhibit 4.2

Dated 10 December 2025

Leoch International Technology Limited

and

Leoch Energy Inc

PRODUCT PROCUREMENT FRAMEWORK AGREEMENT

THIS AGREEMENT is entered into on 10 December 2025

BETWEEN:

(1)

Leoch International Technology Limited (“Leoch Technology”), a company with limited liability incorporated under the laws of the Cayman Islands, for itself and on behalf of its subsidiaries (collectively “Leoch Technology Group”); and

(2)

Leoch Energy Inc (“Leoch Energy”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, for itself and on behalf of its subsidiaries (collectively “Leoch Energy Group”).

(collectively, the “Parties”, and individually a “Party”)

RECITALS:

(A)

Leoch Technology and Leoch Energy, or their respective affiliates, will enter into certain separation and distribution agreement, pursuant to which Leoch Technology is being separated into two separate, publicly traded companies (“Separation and Distribution”), each for (i) battery business and sales of recycled lead products business in Chinese Mainland, Hong Kong and Macau, which shall be owned and conducted, directly and indirectly, by Leoch Technology and its subsidiaries; and (ii) battery business in overseas markets including Europe, Middle East and Africa, Americas and Asia-Pacific regions (other than Chinese Mainland, Hong Kong and Macau) (“Overseas Markets”).

(B)

In connection with the transactions contemplated under the Separation and Distribution, it is expected that Leoch Energy Group will procure finished battery products from Leoch Technology Group for further sales in the Overseas Markets.

(C)

in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

OPERATIVE PROVISIONS:

1.	INTERPRETATION

1.1	Any reference in this Agreement to “writing” includes a reference to e-mail, facsimile transmission or comparable means of communication.

1.2	Any reference in this Agreement to any provision of a statute shall be construed as a reference to that provision as amended, re-enacted or extended at the relevant time.

1.3	The headings in this Agreement are for convenience only and shall not affect its interpretation.

2.	TRANSACTIONS

2.1	Leoch Technology would manufacture and provide finished battery products to Leoch Energy for its further sales in the Overseas Markets, and charge the purchase amount plus a mark-up rate.

2.2

Leoch Energy Group will pay to Leoch Technology Group purchase fees, being the cost amount of Leoch Technology with a mark-up rate of approximately 10% to 25%. Such mark-up rate for the purchase fees under the Product Procurement Framework Agreement shall be determined by Leoch Technology and Leoch Energy on an arm’s length basis, with reference to (i) the ascribed mark-up rates as reflected in the financials of Leoch Energy Group (which have been prepared on a pro forma basis as if Leoch Energy Group has been separated from Leoch Technology Group throughout the financial years of 2022 to 2024) for the purchase of battery products from Leoch Technology Group; (ii) the cost and expense for Leoch Technology Group for manufacturing these products; and (iii) the price at which the same type of products is sold by Leoch Technology Group to independent third parties on normal commercial terms in the ordinary course of business in the PRC, or on terms which are of no less favorable to the Retained Group than terms available to other independent third parties who are willing to order similar quantity under similar conditions.

3.	SPECIFIC AGREEMENTS

3.1

Any member of the Leoch Technology Group and any member of the Leoch Energy Group may enter into specific agreements in respect of any of the Transactions under this Agreement with a view to setting out the detailed terms, provided that such terms comply with the applicable laws and regulations (including the requirements under the respective stock exchanges where each of them is listed).

4.	REPRESENTATIONS AND WARRANTIES

4.1

Each of Leoch Technology (for itself and on behalf of its subsidiaries) and Leoch Energy (for itself and on behalf of its subsidiaries) hereby represents and warrants to each other that, as at the date of the execution and delivery of this Agreement and for so long as any of the Transactions is being carried out:

(a)	it is a company duly incorporated, validly existing and in good standing under the laws of its country of incorporation;

(b)	it has all the requisite power and capacity to enter into and perform its obligations under this Agreement;

(c)

this Agreement and all documents and instruments executed pursuant hereto are, and when delivered will be, valid and legally binding obligations of Leoch Technology (or any other member of Leoch Technology Group) and Leoch Energy (or any other member of Leoch Energy Group) (as the case may be); and

(d)

the execution, performance and implementation of this Agreement and the matters contemplated herein has been duly authorized by all necessary corporate action of Leoch Technology Group and Leoch Energy Group, respectively.

5.	TERM AND TERMINATION

5.1

The effective term of this Agreement shall be the period from the date on which Leoch Energy is listed on a commence on Nasdaq until December 31, 2027, subject to circumstances as provided in Clause 5.2.

5.2	Notwithstanding the terms of Clause 5.1, either party shall be entitled forthwith to terminate this Agreement by written notice to the other party at any time if:

(a)

the other party commits any material breach of any of the provisions of this Agreement and, in the case of a breach capable of remedy, fails to remedy the same within the period of 30 days or otherwise agreed by the parties after receipt of a written notice giving full particulars of the breach and requiring it to be remedied;

(b)

an encumbrancer takes possession or a receiver is appointed over any of the property or assets of that other party, or that other party makes any voluntary arrangement with its creditors or becomes subject to an administration order, or that other party goes into liquidation (except for the purposes of amalgamation or reconstruction and in such manner that the company resulting therefrom effectively agrees to be bound by or assume the obligations imposed on that other party under this Agreement); or

(c)

where necessary pursuant to the requirements under the rules and regulations prescribed by the applicable stock exchange or as may otherwise be required by such stock exchange, the transactions contemplated under this Agreement are not approved by the independent shareholders of Leoch Technology and Leoch Energy in compliance with such requirements, and, upon termination of this Agreement, if the products or services have been delivered but not paid for, the relevant purchase price or service charges shall become immediately due and payable notwithstanding any previous agreement or arrangement to the contrary.

5.3

Notwithstanding the terms of Clauses 5.1 and 5.2, a party hereto shall be entitled to terminate this Agreement by giving the other party not less than three months’ written notice (unless the notice period is otherwise waived by the other party in writing).

5.4

For the purposes of Clause 5.2(a), a breach shall be considered capable of remedy if the party in breach can comply with the provision in question in all respects other than as to the time of performance.

5.5	Any waiver by either party of a breach of any provision of this Agreement shall not be considered as a waiver of any subsequent breach of the same or any other provision thereof.

5.6	The rights to terminate this Agreement given by this Clause shall be without prejudice to any other right or remedy of either party in respect of the breach concerned (if any) or any other breach.

6.	COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS

6.1

The parties hereby agree and acknowledge that, notwithstanding any provision in this Agreement to the contrary, the transactions as contemplated under this Agreement and the obligations and duties of Leoch Technology Group on one part and Leoch Energy Group on the other part are subject to the compliance of the applicable laws and regulations (including the requirements under the respective stock exchanges where each of them is listed), and each of Leoch Technology Group and Leoch Energy Group shall use its best endeavours to assist the other Party for compliance with the applicable laws and regulations (including the requirements under the respective stock exchanges where each of them is listed), in particular, shall provide all information and documents as required by the relevant stock exchange or pursuant to the applicable laws and regulations in connection with this Agreement and the transactions contemplated hereunder.

6.2

Leoch Technology and Leoch Energy may disclose in their respective listing documents, announcements, circulars, interim and annual reports and/or press releases relating to this Agreement, the Transactions or other matters contemplated under this Agreement on or after the date of this Agreement.

7.	NATURE OF AGREEMENT

7.1	Neither party may, without the written consent of the other, assign its rights under this Agreement.

7.2

This Agreement contains the entire agreement between the parties with respect to the subject matter hereof, supersedes all previous agreements and understandings between the parties with respect thereto, and may not be modified except by an instrument in writing signed by the duly authorised representatives of the parties.

7.3

Each party acknowledges that, in entering into this Agreement, it does not do so on the basis of, and does not rely on, any representation, warranty or other provision except as expressly provided herein, and all conditions, warranties or other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law.

7.4

If any provision of this Agreement is held by any court or other competent authority to be void or unenforceable in whole or part, this Agreement shall continue to be valid as to the other provisions thereof and the remainder of the affected provision.

8.	NOTICES

Any notice required to be given by this Agreement shall be delivered personally or sent by e-mail or courier to the following address:

To Leoch Technology
Address	:	Unit C, 33/F. TML Tower No.3 Hoi Shing Road Tsuen Wan, New Territories Hong Kong
Email	:	helen@leoch.com
Attention	:	HONG Yu

To Leoch Energy
Address	:	152 BEACH ROAD #22-01/04 GATEWAY EAST SINGAPORE
Email	:	dongli@leoch.com
Attention	:	DONG Li

or to such other address or e-mail as either party may hereafter designate in writing to the other party. Notices shall be effective upon receipt by the other party.

9.	GOVERNING LAW AND JURISDICTION

9.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

9.2

Any dispute, controversy, difference or claim arising out of or relating to this contract, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC administered Arbitration Rules in force when the Notice of Arbitration is submitted. The law of this arbitration clause shall be governed by Hong Kong law. The seat of arbitration shall be Hong Kong.

10.	RIGHTS OF THIRD PARTIES

A person who is not a party to this Agreement shall have no rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce any of its terms.

11.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by each party hereto on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by e-mail attachment (PDF) or telecopy shall be an effective mode of delivery.

[Signature pages to follow]

IN WITNESS whereof the parties have executed this Agreement the day and year first above written.

For and on behalf of
Leoch International Technology Limited

/s/ HONG Yu
Name: HONG Yu
Title: Director

For and on behalf of
Leoch Energy Inc

/s/ DONG Li
Name: DONG Li
Title: Director